FUNDRISE

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File No. 333-259996
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Portfolio Update: New preferred equity investment in Dallas metro area

New high-yield investment with a 14%[1] fixed return in a 290-unit multifamily development in Anna, TX



We're pleased to announce the latest addition to the Fundrise Income Real Estate Fund: a preferred equity investment in Anna Development, a 290-unit horizontal multifamily community located in the Allen/McKinney submarket of the Dallas-Fort Worth metro area. This investment delivers a compelling 14.00%[1] gross annual return, continuing to reinforce the Income Real Estate Fund's track record of delivering stable, attractive income-oriented returns that's built to weather market ups and downs.

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Investment highlights

- **Investment type:** Preferred equity
- **Projected return:** 14.00%[1] gross annual return
- **Location:** Anna, TX (DFW MSA)
- **Investment horizon:** 3.5-year initial term, with one 12-month extension subject to conditions

Investment overview

Anna Development will be a 290-unit cottage-style rental community that blends the privacy and design of single-family homes with the services and amenities of professionally managed multifamily.

The property will offer seven floor plans that are a mix of studio, 1-bedroom, 2-bedroom, and 3-bedroom layout with majority of the units featuring private, fenced backyards. Amenities include landscaped walking trails with pond access, fitness center, swimming pool and various sport courts.

Anna Development is part of a larger masterplan community, which will include 70+ single-family rental homes and roughly 600 for-sale homes. This master-planned integration enhances the long-term leasing and community value proposition.

Strategic rationale

Explosive population growth in a top-tier submarket

Located in Collin County—the second fastest-growing county in the U.S.—Anna Development is zoned within McKinney ISD, one of Texas' highest-performing school districts. Since 2010, the population in the area has surged by nearly 45%, with an additional 9.3% annual growth projected through 2027.

Infrastructure-driven value creation

The property sits less than one mile north of the upcoming $22 billion Collin County Outer Loop, a major infrastructure initiative encircling the entire Dallas-Fort Worth metro. Construction began in early 2024 and is expected to complete in the second half of 2026—coinciding with the start of leasing at Anna Development. The project's timing creates a rare opportunity to capture both tenant demand and market appreciation in step with improved access and mobility.

A differentiated rental experience

Horizontal multifamily offers a unique alternative to traditional apartment living. These communities provide private entryways, backyards, and detached layouts in a professionally managed environment—ideal for renters who want the feel of a home without the responsibility of ownership. This structure has seen rising demand across the Sunbelt as affordability challenges push more households to rent.

Why this matters now

In an environment marked by increased uncertainty and heightened market volatility, investors are increasingly searching for reliable sources of income. That's where fixed-return investments like Anna Development stand out. With a 14.00%[1] gross annual return and a preferred equity structure, this opportunity combines yield with downside protection.

Unlike traditional income products that fluctuate with interest rates or market sentiment, preferred equity investments in growing multifamily markets are backed by real assets. As part of our broader strategy, Anna Development helps support the Fund's 7.7%[2] annualized distribution rate—providing stability in an otherwise uncertain landscape.

We continue to focus on building a resilient, well-diversified portfolio designed to generate consistent income—even as public markets remain unpredictable.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

FUNDRISE

In a market where income can feel unpredictable, structure matters.

That's why we focus on real estate investments designed to prioritize cash flow and reduce exposure to market swings, like preferred equity structures that aim for fixed returns and seniority in the capital stack.

A recent example is Anna Development—a 290-unit horizontal rental community in the Dallas metro, structured to deliver a 14%[1] fixed gross annual return. It's one of the ways we're continuing to support the Income Fund's 7.7%[2] annualized distribution rate.

This type of investment helps align with a broader strategy: emphasizing durable assets, consistent distribution potential, and capital structures that offer downside protection.

Start with only $10

About the Income Fund

The Income Real Estate Fund aims to generate strong current yields through a diversified mix of fixed income strategies, including gap financing for stabilized and new multifamily projects, as well as housing development across the Sunbelt. Learn more about the Income Fund here.

7.7%[3]	$619M[4]	7.74%[2]
Annualized return since inception	Net asset value (NAV)	Annualized distribution rate

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Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

3. Annualized return since inception is calculated as a compound average annual return of the fund from the fund's inception date to the most recent month-end. Returns are a sum of NAV appreciation and dividends.

4. The net value of the fund's assets less its liabilities as of Jun 30, 2025.

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Preferred equity spotlight: Anna Development

Anna, TX

Asset Class	Private credit
Asset Type	Preferred equity
Strategy	Fixed income



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Investment Opportunity: 14%[1] Fixed Return in a High-Growth Texas Corridor

We're excited to announce a new addition to the Fundrise portfolio: a preferred equity investment in Anna Development, a 290-unit horizontal multifamily community located in the Allen/McKinney submarket of the Dallas-Fort Worth metro. This investment is structured to deliver a 14%[1] gross annual return, continuing the Income Fund's track record of combining fixed-income consistency with real asset strength.

Why it matters:

- **High-yield structure:** Designed to prioritize investor returns before the developer earns a profit
- **Explosive growth market:** Located in Collin County—home to one of the fastest-growing populations in the U.S.
- **Differentiated product:** Cottage-style units with fenced backyards, private entrances, and resort-style amenities
- **Master-planned scale:** Integrated into a larger development, including for-sale and single-family rental homes
- **Infrastructure tailwinds:** Positioned near the $22B Collin County Outer Loop, unlocking long-term access and demand

Unlike traditional income products that fluctuate with interest rates or market sentiment, preferred equity investments in growing multifamily markets are backed by real assets. *Anna Development* supports the Fund's 7.7%[2] annualized distribution rate, providing stability in an otherwise uncertain landscape.

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

New 14%[1] preferred equity investment in the Dallas metro area



What's new:

Fundrise added a preferred equity investment in Anna Development—a 290-unit cottage-style rental community in Anna, TX (Dallas metro).

Why it matters:

This deal offers a 14%[1] fixed gross annual return, structured to deliver income stability even in volatile markets.

Details:

- **Structure:** Preferred equity
- **Term:** 3.5 years + 12-month extension
- **Units:** Studio to 3BR with private yards
- **Amenities:** Trails, pool, fitness center, sport courts
- **Part of:** Larger masterplan with 600+ homes

The big picture:

Collin County is booming—projected 9.3% annual population growth through 2027. Leasing is timed with the $22B Outer Loop infrastructure buildout, set to unlock demand and value.

The trend:

Horizontal multifamily communities are reshaping rental living—offering privacy, space, and pro management without ownership burden.

Why now:

Unlike traditional income products that fluctuate with interest rates or market sentiment, preferred equity investments in growing multifamily markets are backed by real assets. Anna Development supports the Fund's 7.7%[2] annualized distribution rate, providing stability in an otherwise uncertain landscape.

Invest in real estate

Start investing in less than 5 minutes and with as little as $10.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Hi June,

We recently made a new investment we think you'll want to know about.

Anna Development is a 290-unit horizontal multifamily community in Anna, TX, located in the fast-growing Dallas metro. Structured as a preferred equity investment, it's designed to deliver a 14%[1] fixed gross annual return.

The property combines the privacy of single-family living with the convenience of a professionally managed rental—private entrances, fenced yards, and full amenities. It's also part of a larger master-planned community and sits just north of a $22B infrastructure project that's expected to drive long-term growth.

Because it's backed by real assets and structured for income stability, Anna Development helps support the Income Fund's 7.5%[2] annualized distribution rate—even as markets remain uncertain.

Learn more about it here.

Ready to add real estate to your portfolio? **Start here with only $10.**

If you have any questions, just reply to this email.

Best,
Thomas Eden
Senior Investor Relations Associate

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as levera cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

25 Easy Ways You Could Make Extra Money This Month

By The Penny Hoarder Staff



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The annualized distribution rate of 7.74% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.